Management’s Discussion and Analysis

For the Nine Months Ended March 31, 2007

April 30, 2007

Northern Peru Copper Corp. (“Northern Peru” or the “Company”) is a resource exploration company with a focus on developing and advancing copper exploration projects in Peru.   Northern Peru’s head office is located in Vancouver, Canada.  The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) under the symbol “NOC”.

The Company was incorporated on February 28, 2005 and commenced operations on May 19, 2005.

This management’s discussion and analysis (“MD&A”) focuses on significant factors that affected Northern Peru and its subsidiaries during the relevant reporting period and to the date of this report.  The MD&A supplements, but does not form part of, the unaudited consolidated financial statements of the Company, and the notes thereto, for the nine months ended March 31, 2007.  Consequently, the following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements for the nine months ended March 31, 2007 as well as the audited consolidated financial statements for the year ended June 30, 2006 and the notes thereto. All amounts presented in this MD&A are in Canadian dollars unless otherwise indicated.

Forward Looking Information

Statements contained in this MD&A that are not historical facts are forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties.  Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled "Risk Factors" in this MD&A.  Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The forward-looking statements in this MD&A speak only as of

Management’s Discussion and Analysis

For the Nine Months Ended March 31, 2007

April 30, 2007

the date hereof.  The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

Forward-looking statements and other information contained herein concerning the mining industry and general expectations concerning the mining industry are based on estimates prepared by the Company using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable.  However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics.  While the Company is not aware of any misstatements regarding any industry data presented herein, the industries involve risks and uncertainties and are subject to change based on various factors.

Cautionary Note to U.S. Investors

All references to mineral reserves and resources contained in this MD&A are determined in accordance with National Instrument 43-101 (“NI 43-101”), Standards of Disclosure for Mineral Projects, an instrument made under Canadian securities regulations.  While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined or recognized by the U.S. Securities and Exchange Commission (“SEC”).  As such, information contained in this MD&A concerning descriptions of mineralization and resources, as determined in accordance with Canadian standards, may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.  “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of the mineral resources in these categories will ever be upgraded to a higher category of resource.

Highlights of the Quarter Ended March 31, 2007

The most significant accomplishment of the Company during this period was the initiation of the “Bankable” Feasibility Study (BFS) for the Galeno copper, gold, molybdenum, and silver project. The decision to proceed with the BFS was based on the positive Prefeasibility Study (PFS) results released on January 10, 2007 (NR: 07-02).  The Company initiated work on the BFS in January 2007 and is scheduled to complete the BFS in the first half of calendar year 2008.

On March 21, 2007 the Company announced (NR:07-06) that it had discontinued a proposed financing and would evaluate newly received information regarding the Galeno project that could cause the Company to potentially consolidate its interests in the project.  Subsequent to the quarter end, in April, 2007 the Company completed certain transactions that resulted in the Company owning a 100% interest in the Galeno property, subject only to a 1% net smelter royalty, as described below:

▪

The Company exercised its option on the Galeno property and made the remaining option payment of US $1,120,000;

Management’s Discussion and Analysis

For the Nine Months Ended March 31, 2007

April 30, 2007

▪

An agreement was reached with a Peruvian owner to acquire a small claim fraction on the margin of the Galeno concessions which overlies the Galeno Deposit in consideration of US $2 million and 175,000 common shares, subject to regulatory approval; and

▪

The Company concluded a buy-out of the existing leasehold agreement for US $4 million on the Molino concession, which included buying-out the US $300,000 cash obligation due upon commencement of commercial production and the 6% net profits royalty on the property, as well as settling all ongoing litigation relating to the property (refer to Note 12(c) of the consolidated financial statements for March 31, 2007).

On February 6, 2007 the Company retained Genuity Capital Markets ("Genuity") as a financial advisor to explore various strategic alternatives it is considering. Genuity is an independent Canadian financial advisory firm specializing in the mining sector, and has provided advisory services in connection with some of the largest mining transactions in recent years.

Significant Events, Transactions and Activities on Mineral Properties

In order to better understand Northern Peru’s financial results, it is important to gain an appreciation for the significant events, transactions and activities on mineral properties which had occurred during the nine months ended March 31, 2007 and to the date of this MD&A.

Galeno Project

In January 2007, the Company initiated a “bankable” feasibility study (“BFS”) for the Galeno Project.  The BFS is being managed by MTB Project Management Professionals (project management, infrastructure, capital and operating costs) with the support of several specialized consultants  including: Norwest Corporation (resource estimate),  WLR Consulting (ore reserve estimation, mining, production schedule and capital and operating costs), SGS Mineral Services- Santiago  (metallurgy and environmental testing), Samuel Engineering (process engineering, infrastructure and capital and operating costs), Wiley & Norrish (pit slope design), Vector Engineering-Lima (tailings, waste rock, environmental management, capital and operating costs), Cempro Tech- Lima (port facility engineering), Montgomery, Watson, Harza-Lima (baseline water quality studies), SRK Consulting (cash flow modeling and valuation),  and Social Capital Group-Lima (socioeconomic studies).  BFS progress as of the period ending March 31, 2007 includes:

•

Metallurgical drilling program - seven PQ core holes were completed totalling 1,155 meters.  SGS Mineral Services-Santiago was selected as the metallurgical testing lab. Samples were shipped to SGS in early April;

•

Pit slope geotechnical drilling program - ongoing with a total of 8 holes planned.  As of March 31st, two holes were completed and two were in progress. A total of 1,188 meters of drilling has been completed. Program schedule to be completed in May;

•

Infill drilling program for resource/reserve estimation - a total of 20,500 meters are planned for this program.  As of March 31st, a total of 1,735 meters of drilling in 23 holes have been completed;

Management’s Discussion and Analysis

For the Nine Months Ended March 31, 2007

April 30, 2007

•

Groundwater characterization program - drilling for pit slope design and water supply characterization was initiated in March and is scheduled to be completed in April;

•

Stream flow monitoring program - implemented in the region surrounding the Galeno project.  The focus of this program is to understand surface water flow conditions during the wet and dry season in the broader project area.  This is important in developing a water supply strategy that meets both project and local community needs; and

•

Surface water quality monitoring program - monitoring network has been expanded to cover the region surrounding the Galeno project area. The first quarterly monitoring event with the expanded network was completed in January 2007.

In addition to the BFS work, the Company continued exploration activities at Galeno during the quarter ending March 31, 2007.  This included completion of a drill hole to test deep skarn mineralization.  Drillhole GND-05-16 was re-entered and extended 918 meters to a total depth of 1,527 meters to test potential deep skarn copper/ gold mineralization at the contact of limestone and the porphyry intrusive. No skarn mineralization was encountered as the hole reached the depth limits of drill rig and was stopped in porphyry.  Further testing of the deep skarn target is being evaluated.

A critical component of the Galeno Project is the Company’s environmental and social programs.  Quarterly water quality monitoring was completed during the period.  The Company has advanced a site-wide interim reclamation program which includes erosion control upgrades and revegetation of drilling disturbed areas using local community labor.  As of March 31, 2007, the Company has reclaimed 68,000 square meters of surface disturbance since starting drilling operations in June 2005. In addition, surface and groundwater, archaeological, socio-economic, biological, meteorological and revegetation studies have been completed in support of establishing environmental baseline data collection.

There are no environmental compliance issues or violations to report for the period ended March 31, 2007 and to the date of this MD&A.

The Company’s community relations programs are ongoing and to date, have been successful. The programs are focused on local employment, health care, education and infrastructure improvement.  In support of these programs, the Company has retained the Social Capital Group (SCG), a Peruvian based consultancy, to assist in the development and implementation of a Social Management System for the development phase of the Galeno Project.  A primary component of this work is to develop a process of continuous improvement to identify, prevent and manage social risks. SCG is also assisting in land acquisition and socio-economic baseline data collection for the development of the Environmental Impact Assessment required for project permitting.

In summary, the BFS announced on January 10, 2007 is well underway and is currently on schedule to be completed in the first half of calendar 2008.  The BFS is focused on further refining the project design, costs and economics and will maximize the opportunity provided by the near surface high grade zone which would form the basis of a starter pit in the early years of a mining operation.

As disclosed above under “Highlights”, the Company completed certain transactions in March and April, 2007 which resulted in the Company acquiring a 100% interest in the Galeno property, subject only to a 1% net smelter royalty.

Management’s Discussion and Analysis

For the Nine Months Ended March 31, 2007

April 30, 2007

Hilorico Project

In February, 2007, the Company received an independent NI 43-101 compliant resource estimate for the Hilorico gold deposit (NR: 07-01), which is located approximately one kilometre east from the Company’s large-scale Galeno project and 16 kilometers from Yanacocha, South America’s largest gold mine.  Exploration efforts for the period at Hilorico have focused on the Sartenes area located 1 kilometer northeast of the Hilorico gold deposit on the Molino concession. At Sartenes, the Company has completed detailed geological mapping in conjunction with a widely spaced ground magnetic survey covering the Molino concession and has identified a series of collapsed adits. An IP survey of the area is scheduled to start in the final week of April and this will be used to target exploration drilling which is tentatively scheduled to begin in May.

A revised NI 43-101 technical report incorporating technical information on the Hilorico Project has been filed on SEDAR and may be obtained at www.sedar.com.  The revised report entitled “Technical Report – El Galeno Property, Prefeasibility Study (El Galeno Deposit) and Technical Information (Hilorico Deposit)” is effective February 19, 2007 and was revised on April 30, 2007.

Pashpap Property

The project is being managed by the Japan Oil, Gas and Metals National Corporation (JOGMEC). During the period ending March 31, 2007 the exploration program for the 2007 field season was approved. The total cost for the program is estimated at US$1.8M, and will include the following work items:

1)

Upgrading of access roads,

2)

Detailed geologic mapping,

3)

Geochemical survey (+/- 1,000 soil/rock samples).

4)

IP/Magnetic geophysical survey,

5)

Environmental studies, and

6)

8,800 meters of rotary drilling.

In March and April, 2007 the agreement with JOGMEC was amended to include one additional concession that had been staked and to decrease the number of metres to be drilled by JOGMEC from 25,000 meters to 20,000 meters.

Financial Results From Operations

During the quarter ended March 31, 2007, the Company’s efforts were primarily concentrated on the initiation of the BFS, described above, on a proposed financing that was discontinued, and on evaluating strategies relating to the Galeno property, which resulted in the acquisition of a 100% interest in the Galeno property, subject only to a 1% net smelter royalty, as disclosed above and elsewhere in this MD&A.

The Company incurred a net loss of $1,491,070 for the nine months ended March 31, 2007 compared to a net loss of $556,145 for the nine months ended March 31, 2006.  The loss consisted of general and administrative expenses (“G&A”) of $1,641,780 (2006 - $586,807), interest income of $129,751 (2006 - $17,728) and foreign exchange gains of $20,959 (2006 - $12,934).

Management’s Discussion and Analysis

For the Nine Months Ended March 31, 2007

April 30, 2007

For the three months ended March 31, 2007, the net loss was $721,567 compared to a net loss of $349,299 for the prior year comparative period.  The loss consisted of G&A of $617,945 (2006 - $362,863), interest income of $20,634 (2006 - $4,590) and foreign exchange losses of $124,256 (2006 - gains of $8,974).

G&A expenses for the nine months ended March 31, 2007 were significantly higher than for the 2006 comparative period due to an increase in the overall activity of the Company.  The most significant expense increase in G&A for the nine and three months ended March 31, 2007 was for stock based compensation, which were $753,887 and $168,738 respectively compared to $218,121 and $213,479 for the 2006 nine and three month comparative periods.  Stock based compensation expense for 2007 included the fair value of existing options which vested during the period and the fair value of options which were granted in December, 2006, as well as $90,000 for the fair value of 15,000 common shares issued to the Company’s president for a share appreciation bonus (refer to Note 12(a)(i) of the consolidated financial statements for March 31, 2007).  The Company also incurred significantly higher legal, audit and accounting fees for the preparation and filing of a Form 20-F with the U.S. Securities and Exchange Commission, for work relating to the proposed financing and for various corporate and compliance matters.  During the quarter, the Company paid or accrued $112,192 to Genuity and other advisors to explore various strategies the Company is considering with regard to its mineral properties.

Interest income earned on cash balances was higher in 2007 reflecting the stronger cash position of the Company in 2007 compared to 2006.  Foreign exchange gains and losses were due to the fluctuating US dollar versus the Canadian dollar; the Company’s expenditures on mineral properties being predominantly in US dollars.

On a cash basis, $588,755 and $385,075 were used in operating activities for the nine and three months ended March 31, 2007 compared to $370,534 and $155,055 for the prior year comparative periods.  The increase reflects the higher overall activity in the Company in fiscal 2007.  Cash used in investing activities were $6,805,708 and $2,047,047 for the nine and three month 2007 periods versus $5,191,589 and $1,429,902 for the 2006 comparative periods.  In both years, funds were expended primarily on exploration expenditures and equipment purchases for the Galeno Project.  During March, 2007 the Company received a loan of $4,621,186 for the Molino buy-out payment of US $4 million.  This amount was accrued for at   March 31, 2007 and payment was made on April 2, 2007.  During the prior year, the Company received $2,911,531 for proceeds from a financing and from the exercise of stock options.   The net change in cash position was a decrease of $2,773,277 for the nine months ended March 31, 2007 compared to a decrease of $2,650,592 for 2006.  At March 31, 2007, the Company had cash and cash equivalents of $6,372,553 compared to $9,145,830 at June 30, 2006, the Company’s fiscal year end.

The Company’s primary assets are its mineral property interests.  The Company capitalizes all costs incurred in connection with the acquisition, exploration and development of its mineral property interests.  Mineral property expenditures incurred during the nine months ended March 31, 2007 totalled $13,319,880.  Of this amount, $13,312,632 was spent on the Galeno Project and $7,248 on Pashpap.  As at March 31, 2007, the Galeno property had a total carrying value of $26,547,986 and the Pashpap property had a total carrying value of $146,449.

Management’s Discussion and Analysis

For the Nine Months Ended March 31, 2007

April 30, 2007

The financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).  The significant accounting policies are outlined within Note 2 to the audited consolidated financial statements of the Company for the fiscal year ended June 30, 2006.  These accounting policies have been applied consistently throughout the current period.  In fiscal 2007, the Company adopted two new accounting policies relating to Financial Instruments and Comprehensive Income, which are described in Notes 2(c) and (d) in the March 31, 2007 consolidated financial statements.

Summary of Unaudited Quarterly Results

Three Months Ended:	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006
Revenue	$-	$-	$-	$-
General & administration expenses	617,945	767,683	256,152	998,769
Other income (expenses)	(103,622)	118,809	135,523	(13,272)
Loss for the period	(721,567)	(648,874)	(120,629)	(1,012,041)
Basic and diluted loss per share	(0.03)	(0.03)	-	(0.03)

Three Months Ended:	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005 (Restated)*
Revenue	$-	$-	$-	$-
General & administration expenses	362,863	100,543	123,401	546,495
Other income (expenses)	13,564	55,930	(38,832)	(10,845)
Loss for the period	(349,299)	(44,613)	(162,233)	(557,340)
Basic and diluted loss per share	(0.02)	(0.00)	(0.01)	(0.08)

*

Restatement

In accordance with CICA 3870 and SFAS 123, the Company restated its financial statements for the period from inception (February 28, 2005) to June 30, 2005 to record additional stock based compensation expense on 875,000 options granted by the Company to the holders of Lumina options on the date of reorganization.  The restatement increased the loss for the period ended June 30, 2005 by $441,082 (refer to Note 1(b) of the consolidated financial statements for June 30, 2006 for a comprehensive disclosure of the effects of  the restatement).

Critical Accounting Policies and Management’s Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant estimates and assumptions are used in determining the deferral of costs incurred for mineral properties, the fair value for recording stock-based compensation, asset retirement obligations and the amount of future income tax liabilities, if any, the Company may be exposed to.  The Company evaluates its estimates on an on-going basis and bases them on various assumptions that are believed to be reasonable under the circumstances.  The Company’s estimates form the basis for making judgments about the carrying value for assets and liabilities that are not readily apparent from other sources.  Actual results may differ from those estimates.   Should the Company be unable to meet its ongoing obligations, the realizable value of its assets may decline materially from current estimates.

Management’s Discussion and Analysis

For the Nine Months Ended March 31, 2007

April 30, 2007

The accounting policies described below are considered by management to be essential to the understanding and reasoning used in the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results.

Going Concern

The Company’s financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations.  The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity or debt financing or to sell its assets or the attainment of profitable operations to meet the company’s liabilities as they become payable.

Mineral property costs

The Company capitalizes all costs related to investments in mineral property interests on a property by property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the mineral rights are allowed to lapse.

Capitalized costs are reviewed, on a property by property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount less than the deferred costs, the property is written down for the impairment in value.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. Where the options are exercisable entirely at the discretion of the Company or the optionee, the amounts payable or receivable are recorded as property costs or recoveries when the payments are made or received.

Capitalized costs will be depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

Stock based compensation

The Company follows the fair value based method for measuring and recognizing all stock-based awards made to employees and non-employees.  Fair value is estimated using the Black-Scholes Option Pricing Model.  Option pricing models require the input of highly subjective assumptions including the expected price volatility and the period in which the option will be exercised.  The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of future volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate.

Management’s Discussion and Analysis

For the Nine Months Ended March 31, 2007

April 30, 2007

New Accounting Policies

Financial Instruments

In fiscal 2007, the Company adopted the CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement” which prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances.  It also specifies how financial instrument gains and losses are to be presented.  The adoption of this policy had no effect on the Company’s financial statements for the nine months ended March 31, 2007.

Comprehensive Income

The Company also adopted CICA Handbook Section 1530, “Comprehensive Income” and Handbook Section 3251, “Equity”.  CICA 1530 establishes standards for reporting and presenting certain gains and losses normally not included in net earnings or losses, such as unrealized gains and losses related to available-for-sale securities, in a statement of comprehensive income.  CICA 3251 establishes standards for the presentation of equity and changes in equity as a result of the new requirements in CICA 1530.  The adoption of these policies had no effect on the Company’s financial statements for the nine months ended March 31, 2007.

Liquidity and Capital Resources

The capital requirements of the Company have historically been met by equity proceeds.  The Company currently has access to short-term financing from a director which is unsecured and on terms favourable to the Company.  However, these are short-term measures.  The Company’s continuing operations as intended are dependent on management’s ability to raise required funding through future equity issuances, debt, asset sales or a combination thereof (refer to Risk Factors below).

As at March 31, 2007, the Company had a working capital deficiency of $6,018,907 compared to working capital of $7,982,442 at June 30, 2006.  Working capital items at March 31, 2007 consist of cash and cash equivalents of $6,372,553, receivables of $23,774, prepaid expenses of $63,330, accounts payable of $2,809,299, accrued liabilities of $5,048,079 and a loan payable of $4,621,186.

Working capital is defined as current assets minus current liabilities.  Working capital calculations or changes are not measures of financial performance, nor do they have standardized meanings, under Canadian GAAP.  Readers are cautioned that this calculation may differ among companies and analysts and therefore may not be directly comparable.

The Company has no long-term debt obligations or off-balance sheet arrangements.

The Company requires additional financing to pay its current liabilities, meet the Company’s administrative overhead for the ensuing twelve months and to complete the BFS on the Galeno project.  In addition to the loan received in March, the Company received additional loans totalling US $3,120,000 in April for the purposes of making the Galeno option payment (refer to Subsequent Events below) and to assist in operations.  The Company will also require substantial additional capital to continue the development on the Galeno project and to establish ore reserves (refer to Risk Factors below).

Management’s Discussion and Analysis

For the Nine Months Ended March 31, 2007

April 30, 2007

On April 26, 2007, the Company entered into an agreement for a brokered private placement of 2,000,000 common shares for gross proceeds of $16,800,000.  A 6% commission will be payable on the gross proceeds upon closing of the financing.  The transaction is subject to regulatory approval and is expected to close on or about May 15, 2007.

Subsequent Events

On April 2, 2007, the Company concluded a buy-out of the existing leasehold agreement on the Molino concession, which included buying-out a net profits royalty of 6% and US $300,000 cash obligation due upon commencement of commercial production, and has settled all litigation concerning that property.  Consideration for the buy-out was US $4,000,000 and was funded by a short-term loan from a director. The Molino concession contains the Hilorico gold prospect and a portion of the Galeno deposit.

On April 13, 2007, the Company exercised its option on the Galeno property and made the remaining payment of US $1,120,000.  This includes the five mineral concessions that contain the majority of the Galeno copper-gold-molybdenum deposit.  Funding for this payment was via a short-term loan from the same director.  The Company also received a loan of an additional US $2,000,000 to assist in operations.  These loans are repayable by May 15, 2007 with interest at the rate of LIBOR plus 2%

In April, 2007 the Company reached an agreement with a Peruvian owner to acquire a small claim fraction on the margin of the Galeno concessions in consideration of a cash payment of   US $2,000,000 and 175,000 common shares of the Company.  The agreement is subject to regulatory approval.

The Company has agreed to make a donation in the amount of $1,005,000 payable in cash or shares of the Company, to the University of British Columbia (the “University”), in connection with the University’s plans to build a new earth science systems building.  The donation is payable in three tranches, the first $335,000 of which shall be made with shares upon the closing of a subscription for shares of the Company by the University.  The second and third tranches, of $335,000 each, shall be made on the first and second anniversaries of the closing of the initial subscription and are payable in either cash or shares at the discretion of the president of the Company.  The transaction is subject to regulatory approval, as are each of the second and third payment tranches, should those payments be made in shares.

On April 26, 2007 the Company entered into an agreement for a private placement for gross proceeds of $16,800,000.  The funds will be used to pay the 6% commission on the private placement, current liabilities including the loans from the director, expenditures on the Galeno BFS and corporate overheads.

Outlook

The Company anticipates that the current commodity price environment will remain strong for the foreseeable future.  Northern Peru will aggressively advance the project with the completion of a bankable full feasibility study by the first half of calendar 2008, with a view to making a construction decision shortly thereafter. The Company and its feasibility study project manager, MTB Project Management Professionals have estimated the remaining cost to complete the BFS at approximately US $10 million.

Management’s Discussion and Analysis

For the Nine Months Ended March 31, 2007

April 30, 2007

The Company will need additional financing to advance the Galeno Project through the bankable feasibility stage, while at the same time aggressively exploring the Hilorico prospect and polymetallic mineralization.  With a positive PFS in-hand and the BFS underway, the Company intends to explore all its options with respect to delivering shareholder value in this strong metals price cycle.

Share Capital

As at March 31, 2007 and to the date of this MD&A, the Company had:

-

27,302,442 issued and outstanding common shares

-

options outstanding for the acquisition of 1,890,000 common shares having a weighted average exercise price of $2.14 per share.

Related Party Transactions

In March, 2007 the Company received a loan of US $4,000,000 from a director in order to make the payment on the Molino lease buy-out.  In April, 2007 the Company received additional loans totalling US $3,120,000 in order to make the option payment on the Galeno property and to assist in operations.  The loans are repayable with interest at the rate of LIBOR plus 2%.  The loans are repayable by May 15, 2007 from the proceeds of the Company’s equity financing.

The Company shares general and administrative expenses with three other companies with certain directors in common.    These expenses include $7,645 (2006 - $7,186) for rental of office premises and $29,333 (2006 - $13,583) for management fees.  Included in accounts payable is an amount of $48,999 (2006 - $19,226) owed to one of the companies for shared expenses.

The foregoing related party transactions are recorded at the exchange amount which is the amount of consideration paid or received as established and agreed to between the parties.

Disclosure Controls

In March, 2007, at the request of the British Columbia Securities Commission, the Company clarified disclosure relating to the results of a Preliminary Economic Assessment (“PA”) dated July 10, 2006 on its Galeno Project.  Specifically, certain statements regarding the economic viability of an open pit mining operation at the project were removed and cautionary language as required by NI 43-101 was added.  In connection with this clarification, the Company filed on SEDAR an amended Annual Information Form (“AIF”) and MD&A for the year ended June 30, 2006, MD&A for the three months ended September 30, 2006 and an amendment to its news release of July 11, 2006.

There were no changes to financial results for the periods for which the AIF and MD&A’s were amended.  In addition, since the date of the PA, the Company has filed a prefeasibility study that supports the results and analysis of the PA.

Management’s Discussion and Analysis

For the Nine Months Ended March 31, 2007

April 30, 2007

Risks and Uncertainties

The Company’s principal activity is mineral exploration and development.  Companies in this industry are subject to many and varied kinds of risks, including but not limited to, environmental, fluctuating metal prices, political and economics.  Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen.  While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practicable.

The risks and uncertainties described in this section are considered by management to be the most important in the context of the Company’s business.  The risks and uncertainties below are not inclusive of all the risks and uncertainties the Company may be subject to and other risks may apply.  (For a more comprehensive discussion of risk factors, the reader is referred to the Company’s AIF  for the fiscal year ended June 30, 2006, which is available on www.sedar.com).

The Company has no significant source of operating cash flow and no revenues from operations.  None of the Company’s mineral properties currently have proven reserves.  The Company has limited financial resources.  Substantial expenditures are required to be made by the Company to establish ore reserves.  The Company relies on the sale of equity to fund its operations.  There is no guarantee that it will be able to obtain adequate financing in the future or that such financing will be advantageous to the Company.  Additional funds raised by the Company through the issuance of equity, debt or convertible securities will cause the Company’s current stockholders to experience dilution.  Such securities may grant rights, preferences or privileges senior to those of the Company’s common stockholders.

The Company’s ability to achieve profitability and positive cash flow from a mining operation is dependent upon the Company’s ability to raise required funding through future equity and or debt issuances, asset sales or a combination thereof.

Based upon current plans, the Company expects to incur operating losses in future periods due to continuing expenses associated with the holding and exploration of the Company’s mineral properties.  The Company may not be successful in generating revenues in the future.  Failure to generate revenues or raise capital could cause the Company to cease operations.

The Company does not have any contractual restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations.  Any such indebtedness could contain covenants, which would restrict the Company’s operations.

The Company’s expenditures are predominantly in U.S. dollars and any future equity financing raised is expected to be predominantly in Canadian dollars.  The Company is exposed to financial risk arising from fluctuations in the exchange rates between the U.S. and Canadian dollar and the degree of volatility of these rates.  The Company does not use derivative instruments to reduce its exposure to foreign currency risks.

The Company has only a limited operating history on which to base an evaluation of the Company's current business and prospects, each of which should be considered in light of the risks, expenses and problems frequently encountered in the early stages of development of all companies. The results of this particular period should not be relied upon as an indication of future performance.

Management’s Discussion and Analysis

For the Nine Months Ended March 31, 2007

April 30, 2007

The Company’s mineral properties are located in Peru and may be exposed to various and unpredictable levels of political, economic and other risks and uncertainties. The Company conducts operations through foreign subsidiaries which hold the rights to the mineral properties.  Operations may be affected in varying degrees by government regulations with respect to, but not limited to, expropriation of property, maintenance of claims, environmental legislation, land use and land claims.  Failure to comply with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements.

In addition, any limitation imposed by a foreign government on the transfer of cash or other assets between the parent company and its foreign subsidiaries could restrict the Company’s ability to fund its operations efficiently.

In addition to complying with applicable laws and regulations that govern the Company’s foreign operations, the Company must also obtain certain permits for its exploration activities.  There can be no assurance that all permits that the Company may require for exploration and subsequent development of its mineral properties will be obtainable on reasonable terms or on a timely basis.

The Company’s exploration activities are subject to a high degree of risk due to factors that, in some cases, cannot be foreseen or anticipated.  The operations of the Company may be disrupted by a variety of risks and hazards which may be beyond the control of the Company.  These risks include, but are not limited to, labour disruptions, the inability to obtain adequate sources of power, labour and suitable or adequate machinery and equipment.  In addition, the Company may be unable to acquire or obtain such things as water rights and surface rights which may be critical for the continued advancement of exploration activities on its mineral properties.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

The property interests owned by the Company or in which it has an option to earn an interest are in the exploration stages only, are without known bodies of commercial mineralization and have no ongoing mining operations.  Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines.  Exploration of the Company’s mineral properties may not result in any discoveries of commercial bodies of mineralization.  If the Company’s efforts do not result in any discovery of commercial mineralization, the Company will be forced to look for other exploration projects or cease operations.

Even if the Company’s mineral properties are proven to host economic reserves of copper or other precious or non-precious metals, factors such as governmental expropriation or regulation may prevent or restrict mining of any such deposits.  Exploration and mining activities may be affected in varying degrees by government policies and regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its

Management’s Discussion and Analysis

For the Nine Months Ended March 31, 2007

April 30, 2007

mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

The Company presently has limited insurance covering its assets or operations and does not presently intend to increase such insurance.  As a result of having limited insurance, the Company could incur significant costs that could have a materially adverse effect upon its financial condition and even cause the Company to cease operations.

The Company’s future performance is dependent on key personnel.  The loss of the services of any of the Company’s executives or directors could have a material adverse effect on the Company’s business.

News releases and additional information about the Company, including its Annual Information Form, may be found on www.sedar.com and on the Company’s website at www.northernperu.com.